QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 333-116083

Xyratex Ltd
(Translation of registrant's name into English)

Langstone Road
Havant P09 1SA
United Kingdom
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☐

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD (Registrant)
By	/s/ STEVE BARBER (Signature)* Chief Executive Officer

Date November 1, 2004

*Print the name and title under the signature of the signing officer.

2

NEWS RELEASE
For Immediate Release

Xyratex Ltd Announces New Chairman of the Board of Directors

Havant, UK—November 1, 2004—Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and network technology, today announced that Mr. Andrew Sukawaty had been appointed as Chairman of the Board of Directors. Mr. Sukawaty replaces Mr. Ken Wilkie who had previously announced his intention to retire from the Board.

Mr. Sukawaty, 49, was appointed as an independent Director and Deputy Chairman of the Board of Directors earlier this year prior to the Company's initial public offering on the Nasdaq National Market. Mr. Sukawaty has over 28 years of experience over a broad range of technology based businesses. He is currently Chairman and CEO of Inmarsat Limited, a leading global satellite services provider. Over the past four years he has been involved in developing cable television businesses as the President of Cable Partners Europe. Prior to this he held roles as CEO and President of Sprint PCS, CEO of NTL Limited and Chief Operating Officer of One2One. He also held various roles with telecom operators US West and AT&T. He is currently the Deputy Chairman of mmO2 and out-going Chairman of Telenet NV. He is also a director of Powerwave Technologies, Inc.

Mr. Wilkie, who retires as a Director on November 1, 2004, had previously announced in the Company's IPO registration statement that he would retire by the end of the year.

"I am delighted to see Andy Sukawaty taking over as Chairman of the Board. I believe that he will provide strong strategic leadership and counsel for Xyratex and will make an excellent contribution to the Company's continued success and future growth. His knowledge and experience will be invaluable assets as the Company expands its leadership position within the industry" said Mr. Wilkie.

In accepting Mr. Wilkie's resignation and his own appointment, Mr. Sukawaty said: "Ken has guided the Company from its beginnings to its IPO earlier this year. This is an exciting company and I am delighted to have the opportunity to contribute to its future success."

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and network technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in a management buy-out from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

Contacts:

  Xyratex Investor Relations

  Brad Driver
  Tel: +1 (408) 325-7260
  Email: bdriver@us.xyratex.com
  Website: www.xyratex.com

  Xyratex Public Relations

  Curtis Chan
  CHAN & ASSOCIATES, INC.
  Tel: +1 (714) 447-4993
  Email: cj_chan@chanandassoc.com

QuickLinks

SIGNATURES